Exhibit 99.30

APPLIED INVENTIONS MANAGEMENT CORP.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT an annual general and special meeting (the “Meeting”) of shareholders (the “Shareholders”) of Applied Inventions Management Corp. (the “Corporation”) will be held at the offices of Weirfoulds LLP, counsel to the Corporation, at 4100-66 Wellington Street West, PO Box 35, Toronto-Dominion Centre, Toronto, ON, M5K 1B7 at 8:00 a.m. (Toronto time) on November 6, 2018 for the following purposes:

(1)	to receive and consider the audited financial statements of the Corporation for the financial years ended August 31, 2017 and August 31, 2016, together with the auditor’s reports thereon;

(2)	to appoint RSM Canada LLP as auditor of the Corporation, until completion of the proposed reverse take- over of the Corporation by High Street Capital Partners LLC d/b/a Acreage Holdings (“Acreage”), whereby the Corporation will become the indirect parent of Acreage (the “Business Combination”) and authorize the board of directors of the Corporation (the “Board”) to fix the auditor’s remuneration;

(3)	to fix the number of directors of the Corporation for the ensuing year at four (4);
(4)	to elect the directors of the Corporation that will hold office until the next general meeting of the Corporation or completion of the Business Combination;
(5)	to consider and, if thought advisable, pass, with or without variation, a special resolution (the “Continuance Resolution”), the full text of which is set forth in the accompanying management information circular of the Corporation (the “Information Circular”), approving: (i) the application by the Corporation to the Ontario Ministry of Government and Consumer Services for authorization for the Corporation to continue from the Province of Ontario into the Province of British Columbia (the “Continuance”) prior to the completion of the Business Combination; and (ii) the filing with the Registrar of Companies under the Business Corporations Act (British Columbia) (the “BCBCA”) of an application for the Continuance (the “Continuance Application”). The Continuance Resolution, if passed, will also approve: (i) the adoption by the Corporation upon Continuance of articles under the BCBCA in the form attached hereto as Schedule “A” (the “Articles”); (ii) the inclusion with the Continuance Application of a notice of articles under the BCBCA reflecting the information that will apply to the Corporation upon Continuance (the “Notice of Articles”); and (iii) concurrently with and conditionally upon the Continuance, the amendment, by the Articles and Notice of Articles, of the Corporation’s current Articles of Incorporation and bylaws under the Business Corporations Act (Ontario), to make all changes necessary to conform to the BCBCA, and to:
(a)	subdivide the Corporation’s existing Class B multiple voting shares (the “Class B Multiple Voting Shares”) on the basis of one and one-half (1.5) Class B Multiple Voting Shares for each Class B Multiple Voting Share issued and outstanding immediately prior thereto (the “Subdivision”);
(b)	consolidate the Corporation’s issued and outstanding Class A subordinate voting shares (“Subordinate Voting Shares”) and Class B Multiple Voting Shares on the basis of one (1) post-consolidation Subordinate Voting Share or Class B Multiple Voting Share, as applicable, for a number of post-consolidation Subordinate Voting Shares or Class B Multiple Voting Shares, as applicable: (i) to be fixed by the Corporation’s board of directors such that the aggregate number of Subordinate Voting Shares and Class B Multiple Voting Shares to be issued post-consolidation shall have an aggregate value of $1,500,000, based on the price per share of the financing to be conducted by Acreage in connection with the Business Combination; and (ii) to be no more than three hundred and fifty (350) (the “Consolidation”);
(c)	amend the terms of the Subordinate Voting Shares such that they will have the special rights and restrictions described under the heading “Summary Share Terms” in the accompanying Information Circular (the “New Subordinate Voting Shares”);
(d)	create a new class of shares consisting of an unlimited number of Class B proportionate voting shares (“Proportionate Voting Shares)” having the special rights and restrictions described under the heading “Summary Share Terms” in the accompanying Information Circular;

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(e)	create a new class of shares consisting of an unlimited number of Class C multiple voting shares (“Multiple Voting Shares”) having the special rights and restrictions described under the heading “Summary Share Terms” in the accompanying Information Circular;
(f)	amend the terms of the existing Class B Multiple Voting Shares resulting from the Subdivision and the Consolidation such that they will have the same special rights and restrictions as the New Subordinate Voting Shares, and be redesignated as New Subordinate Voting Shares; and
(g)	delete the Corporation's Class C preference shares in their entirety;
(6)	conditional on and effective upon the completion of the Business Combination, appoint MNP LLP or another auditor designated by Acreage as auditor for the Corporation and authorize the Board to fix the auditor’s remuneration (the “Auditor Resolution”);

(7)	prior to the completion of the Business Combination, change the financial year end of the Corporation to December 31st (the “Financial Year End Resolution”);
(8)	immediately prior to the completion of the Business Combination, to fix the number of directors at six (6) (the “Board Resolution”);

(9)	conditional on and effective upon the completion of the Business Combination, to elect the directors of the Corporation as set out herein (the “Director Election Resolution”);

(10)	to consider and, if thought advisable, pass, with or without variation, a special resolution, the full text of which is set forth in the Information Circular, approving a change in the name of the Corporation to “Acreage Holdings, Inc.” or such other name as the directors of the Corporation, in their sole discretion, may determine to take effect upon the Continuance (the “Name Change Resolution”);

(11)	conditional on and effective upon the completion of the Business Combination, to consider and, if thought advisable, pass, with or without variation, an ordinary resolution, the full text of which is set forth in the Information Circular, approving a new long-term equity-based incentive plan (the “Equity Incentive Plan Resolution”); and

(12)	to transact such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

The specific details of the matters to be put before the Meeting as identified above are set forth in the Information Circular of the Corporation accompanying and forming part of this notice. Shareholders should refer to the Information Circular for more detailed information with respect to the matters to be considered at the Meeting.

If you are a registered Shareholder of the Corporation and are unable to attend the Meeting in person, please date and execute the accompanying form of proxy and return it in the envelope provided to TSX Trust Company at 301- 100 Adelaide Street West, Toronto, Ontario, M5H 4H1, by no later than 8:00 a.m. (Toronto time) on November 2, 2018, or in the case of any adjournment of the Meeting, not less than 48 hours prior to the time of such meeting.

If you are not a registered Shareholder of the Corporation and receive these materials through your broker or through another intermediary, please complete and return the form of proxy in accordance with the instructions provided to you by your broker or by the other intermediary.

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The directors of the Corporation have fixed the close of business on October 5, 2018 as the record date for the determination of the Shareholders of the Corporation entitled to receive notice of the Meeting.

DATED this 5th day of October, 2018. By Order of the Board of Directors

“Michael Stein”

Michael B. Stein
Director